Exhibit 99.1

Notice of Meeting

The annual meeting of shareholders of Nutrien Ltd.
will be held:

Where:

Virtual only meeting via live online webcast at
https://web.lumiagm.com/176182151

When:

Wednesday, May 6, 2020 5:30 p.m. (Eastern time)

Items of business

The following items of business will be covered, as more fully described in the accompanying management proxy circular:

1.  Receive our audited annual consolidated financial statements and the auditor’s reports thereon for the year ended December 31, 2019;

2.  Elect the directors;

3.  Re-appoint the auditor for the 2020 financial year;

4.  Vote on a non-binding advisory basis on a resolution to accept the Corporation’s approach to executive compensation; and

5.  Transact any other business as may properly be brought before the meeting or any adjournment or postponement of the meeting.

Who has the right to receive notice and vote

You are entitled to receive notice of and to vote at the meeting if you are a shareholder of record at the close of business on March 20, 2020.

Virtual only format

This year, to proactively deal with the unprecedented public health impact of COVID-19 and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold our meeting in a virtual only format, which will be conducted via live webcast. Shareholders will have an equal opportunity to participate at the meeting online regardless of their geographic location. Shareholders will not be able to physically attend the meeting.

Registered shareholders and duly appointed proxyholders will be able to attend, submit questions and vote at the meeting online at https://web.lumiagm.com/176182151. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting as guests, but guests will not be able to vote or submit questions at the meeting.

Your vote is important

The accompanying management proxy circular includes important information about the meeting and the voting process. Please read it carefully and remember to vote.

To be used at the meeting, completed proxies must be returned to AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 so that they arrive by 5:30 p.m. (Eastern time) on May 4, 2020 or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

Non-registered (beneficial) shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

Shareholders who wish to appoint a third party as their proxyholder (i.e. persons other than the persons designated by Nutrien on the form of proxy or identified on their voting instruction form (including a non-registered shareholder who wishes to appoint themselves as proxyholder)) must carefully follow the instructions in the management proxy circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, AST Trust Company (Canada), after submitting their form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a control number that will act as their online sign-in credentials and is required for them to vote at the meeting and, consequently, only being able to attend the meeting online as a guest. Non-registered shareholders located in the United States must also provide AST Trust Company (Canada) with a duly completed legal proxy if they wish to vote at the meeting or appoint a third party as their proxyholder.

Notice and access

This year we are using “notice and access” to deliver our meeting materials. Accordingly, this notice of meeting and the accompanying management proxy circular, and our audited annual financial statements for the financial year ended December 31, 2019, along with the related management discussion and analysis, have been posted on our website at www.nutrien.com/investors/notice-and-access and under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Questions

If you have any questions or need assistance to vote, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by toll-free telephone in North America at 1-866-581-0507 or collect call at 1-416-867-2272 outside North America, or by email at contactus@kingsdaleadvisors.com.

By Order of the Board of Directors

Robert A. Kirkpatrick, Q.C.

Corporate Secretary

March 20, 2020